August 24, 2015

BY EDGAR

Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated July 24, 2015
Oi S.A.
Form 20-F for Fiscal Year Ended December 31, 2014
Filed May 7, 2015
File No. 001-13758

Dear Mr. Pacho:

By letter dated July 24, 2015, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F filed on May 7, 2015 (the “2014 Form 20-F”) by Oi S.A. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2014 Form 20-F.

Financial Statements

Risk Relating to Our Africa and Asian Operations, page F-22

30. Reconciliation Between Brazilian GAAP and US GAAP, page F-120

1.	It appears from your risk factor disclosures that the realization of dividends due to PT Ventures from Unitel was subject to significant uncertainties as of the May 5, 2014 acquisition of PT Portugal. Tell us how you initially accounted for the acquisition of the $373.8 million of declared dividends due from Unitel for US GAAP purposes. As applicable, explain to us how you determined the fair value (present value) for US GAAP purposes of the Unitel dividend receivables in light of the significant uncertainties regarding the timing and collection of amounts due given the pertinent facts and circumstances known and knowable at the time. In this regard tell us how you determined when and in what monetary increments the amounts due would be received by PT Ventures. Further, tell us the discount rate employed and your consideration of risk premium in your US GAAP present value calculations for these receivables.

The Company advises the Staff that, on May 5, 2014, as disclosed under the caption “Company’s capital increase through the payment by PT SGPS of all PT Portugal shares” on page F-4, it acquired an indirect investment in Unitel and became entitled to an account receivable amounting to US$ 473.8 million representing its shares of dividends declared by Unitel but not yet paid.

Under the acquisition method prepared in accordance with ASC 805 Business Combination, which was completed as of December 31, 2014, the Company measured the dividends receivable from Unitel in accordance with 805-20-30-1 using the fair value of the dividends.

The Company believes that the fair value of the dividends receivable by PT Ventures from Unitel is equal to the face value of the dividends receivable at the acquisition date (May 5, 2014) based on the following assumptions:

•	In accordance with financial information as of December 31, 2013 that had been received by PT Ventures prior to the date of the acquisition, Unitel had sufficient cash and cash equivalents available to pay the dividends due to PT Ventures and recorded in its financial information statements the US$473.8 million dividends payable to PT Ventures;

•	These dividends were formally approved by various Shareholders Meetings of Unitel and under Angolan law payment of each dividend was due 30 days after approval by the relevant Shareholders Meeting;

•	There is and was no agreement between Unitel and PT Ventures to defer the payment of these dividends;

•	On April 24, 2013, Unitel issued a public declaration recognizing that dividends were due to PT Ventures and on March 25, 2014 Unitel stated that the payment was being delayed because of the incomplete registration of PT Ventures with the Angolan Agência Nacional para o Investimento Privado de Angola do Investimento Estrangeiro (National Agency for Private Foreign Investment);

•	There are and were no limitations under Angolan law on the repatriation of capital (including in the form of dividends) by Unitel, although certain ministerial procedures apply, with which the Company believes it and Unitel are capable of complying; and

•	Prior to the date of the acquisition, the Company had made inquiries of Portugal Telecom regarding this matter, and Portugal Telecom did not provide any notice that Unitel did not intend to pay these dividends.

Based on the above, at the acquisition date, the Company believed that these dividends would be received in the short term and the likelihood of repudiation or non-payment of these dividends by Unitel was remote, and therefore did not consider the possibility of non-payment in its assessment of the fair value of these dividends. The Company advises the Staff that the risks described under the caption “Risks Relating to Our African and Asian Operations” on pages F-22 and F-23 of the 2014 Form 20-F, detail what the Company believes would be the worst-case scenario and, although the Company believes that it is material to advise investors of the existence of these risks, the existence of these risks did not alter the Company belief that these dividends would be received in the short term.

2.	We note the post-acquisition deterioration of your relationship with Unitel including your loss of representation on Unitel’s board of directors. Moreover, we note that you are currently uncertain when and whether “PT Ventures will realize the accounts receivable recorded with respect to the declared and unpaid dividends owed to PT Ventures by Unitel as indicated in the risk factor disclosures on pages F-22 through F-27. Tell us your consideration for US GAAP purposes to not provide a provision for uncollectible receivable was appropriate as of December 31, 2014.

The Company advises the Staff that as of December 31, 2014 it made the same assumptions outlined in the response to comment 1 with respect to the collectability of Unitel dividends.

The Company has obtained clarification regarding the delay in payment caused by the incomplete registration of PT Ventures with the Angolan National Agency for Private Foreign Investment described in the response to comment 1, and in June 2014 this registration was regularized by the issuance of a Foreign Investment Certificate endorsing PT Ventures current name.

From the date of acquisition of the dividend receivable to the date of filing of the 2014 Form 20-F, the Company did not identify any additional evidence or receive any notice from Unitel (or from the other shareholders of Unitel) that Unitel had repudiated these dividends or would not pay these dividends. As of December 31, 2014, according to Angolan Civil Code the dividends were not prescribed. As of December 31, 2014, the Company had undertaken all efforts it deemed appropriate to preserve and guarantee PT Ventures’ right to receive the dividends.

The Company advises the Staff that taking into consideration the Company’s assessment of the collectability of the dividends from Unitel, no provision for uncollectible receivables was recorded as of December 31, 2014, for US GAAP purposes.

3.	We note from footnote (i) on the bottom of page F-53 that you adopted and employed the valuation methodologies used by Banco Santander (Brasil) to value your investment in 25% of the equity of Unitel for Brazilian GAAP purposes. Tell us how you determined the recorded value of your investment in Unitel for US GAAP purposes upon acquisition and as of December 31, 2014. Explain the valuation methodologies employed and tell us how they addressed the facts and circumstances of your adverse and deteriorating relationships with Unitel’s other shareholders, Unitel’s current management and its Board of Directors.

The Company advises the Staff that in its capital increase on May 5, 2014, capital in the amount of R$8.25 billion was subscribed in cash and capital in the amount of R$5.71 billion was subscribed by Pharol, SGPS, S.A. (formerly known as Portugal Telecom, SGPS, S.A.) (“Pharol”) through its in-kind contribution of assets (including, among other assets, Pharol’s indirect investment in Unitel). The Company advises the Staff that for the purposes of the share capital increase, the Company engaged Banco Santander (Brazil) S.A. to prepare an independent valuation report, which was delivered on February 21, 2014. The Company had access to the cash flow models and calculations used in the preparation of the valuation report and used these models and calcuations as the basis for the computation of the fair value of the Company’s investment in Unitel in accordance with ASC 805 Business Combination.

At the date of the acquisition, the Company classified the Unitel investment as an available-for-sale financial asset and measured it in the fair value hierarchy at Level 3 in accordance with ASC 820-10-35-52 through 35-54A. The Company has had the intention to sell its investment in Unitel since September 2014 and as of December 31, 2014 this investment is classified as an asset held-for-sale.

At the acquisition date, the Company used the Income Approach valuation technique, in accordance with ASC 820-10-55-3F through 55-20, to recognize the fair value of the investment in Unitel based on an estimated future cash flows in U.S. dollars converted to Euros of Unitel’s projected performance for a five-year period using a discount rate of 13.4%, a perpetuity of 1.5%, which resulted in a 4.7 EBITDA Multiple. The cash flows resulting from the Company’s model were discounted for an additional 18-month period, in order to reflect management’s expectation regarding the risk associated with the realization of the cash flows associated with this investment.

As of December 2014, the Company updated the financial assumptions in accordance with ASC 820 Fair Value Measurement. The projection to estimate future cash flows for a five-year period was based on the financial information received from Unitel as of May 31, 2014. In order to reflect current financial market conditions the main updates to the assumptions were: a discount rate of 12.6%, a perpetuity of 1.5%, and a reduction in the projected growth rate of revenue/operating expenditures during 2015 and 2016 as a result of the devaluation of the Kwanza, Angola’s currency, impacted by the oil crisis and reduced GDP growth. The cash flows resulting from the Company’s model were discounted for an additional 18-month period, in order to reflect management’s expectation regarding the risk associated with the realization of the cash flows associated with this investment.

The Company advises the Staff that, although the other shareholders of Unitel have made public claims to have a right to acquire the shares of Unitel held by PT Ventures at their net asset value as described under the caption “Risks Relating to Our African and Asian Operations” on pages F-23 through F-24, the Company did not consider these risks in the calculation of the fair value of its investment in Unitel, mainly because the other shareholders of Unitel have not commenced arbitral or judicial proceedings regarding their alleged claims and the Company believes that these claims are without merit.

The Company believes that the calculation of the fair value of Unitel is adequate and no material evidence existed as of December 31, 2014 to change the calculation used by the Company to assess its fair value as of that date.

* * *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Bayard de Paoli Gontijo, the Chief Executive Officer of the Company, at +55-21-3131-2183.

Very truly yours,

/s/ Flavio Nicolay Guimarães
Flavio Nicolay Guimarães
CFO & Investor Relations Officer
Oi S.A.

cc:	Robert S. Littlepage, Jr., Accounting Branch Chief
Joseph M. Kempf, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant

                Securities and Exchange Commission

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